EDGEMONT RESOURCES CORP.

February 28, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Andrew Schoeffler
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549-7010

Re:         Edgemont Resources Corp.
Registration Statement on Form SB-2
File No. 333-130586

Dear Mr. Schoeffler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Edgemont Resources Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 9:00 a.m. Eastern Standard Time on March 3, 2006, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Edgemont Resources Corp.

By:    /s/ William Iversen
  William Iversen
  President, Chief Financial Officer, and Director

112-2906 West Broadway
Vancouver, B.C., Canada, V6K 2G8- Phone: 778-230-0696